NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 02, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on April 21, 2025, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Enfusion, Inc. and Clearwater Analytics Holdings, Inc. became effective before market open on April 21, 2025. Each Enfusion stockholder had the right to elect to receive either the Cash Consideration, Stock Consideration or Mixed Consideration, subject to proration. If no election is made by the deadline, non-election shares will be converted into the right to receive the Per Share Stock Consideration or Per Share Cash Consideration according to the allocation procedures specified in the Merger Agreement. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 21, 2025.